FILED BY E*TRADE GROUP, INC. PURSUANT TO RULE
                                            425 UNDER THE SECURITIES ACT OF 1933

                                                                SUBJECT COMPANY:

                                              WEB STREET, INC., FILE NO. 0-27705


Dear E*TRADErs:

E*TRADE announced today it is acquiring Web Street for $45 million in stock. The deal will give us 34,000 additional active accounts and four new retail locations in Denver, Boston, Beverly Hills and San Francisco. These four sites will be rebranded into E*TRADE Centers.

The acquisition is expected to immediately add approximately $25 million in annual revenues to our results. We are not only acquiring new customers, but with the new centers, we are giving our existing customers new ways to access our array of financial products.

With this transaction we strengthen our leadership position and further jumpstart our digital financial media strategy. With the additional 6,000 international accounts, we are seizing yet another opportunity to fortify and grow our position in the Europe and Africa regions.

At E*TRADE we have no intention of standing still. In order for us to remain competitive and to provide opportunities for our Associates we must be daring in our strategy as well as in our tactics. Will Rogers once said, "Even if you are on the right track, if you just sit there, sooner or later you are bound to get run over." E*TRADE is a company that is on the move, and as such, we will always look for the right strategic options, like the acquisition of Web Street, regardless of market, business and economic conditions.

Congratulations to everyone who worked diligently to make this a reality!

Christos

A REGISTRATION STATEMENT RELATING TO THE E*TRADE COMMON STOCK TO BE ISSUED IN THE TRANSACTION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. WHEN FILED, COPIES OF THIS DOCUMENT MAY BE OBTAINED FREE OF CHARGE ON THE SEC WEBSITE (www.sec.gov). THIS AND OTHER RELATED DOCUMENTS SHOULD BE CAREFULLY REVIEWED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.



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